Corporate Headquarters
40W267 Keslinger Road
PO Box 393
LaFox, IL 60147-0393
USA
Phone: (630) 208-2200
Fax: (630) 208-2550

December 9, 2010

BY EDGAR AND FEDERAL EXPRESS

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC   20549

Re:                       Richardson Electronics, Ltd.

Form 10-K for the Fiscal Year Ended May 29, 2010

Filed July 22, 2010

File No. 0-12906

Dear Mr. Newberry:

On behalf of Richardson Electronics, Ltd. (the “Company”, “we”, or “our”), set forth below is our response to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated December 2, 2010 (the “Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended May 29, 2010.  For convenience of reference, the text of the headings and comment in the Letter have been reproduced below.

Form 10-K for the Fiscal Year Ended May 29, 2010

Notes to Consolidated Financial Statements, page 32

Note 3 — Significant Accounting Policies, page 32

Revenue Recognition, page 36

1.              We note your response to prior comment 3.  Please clarify for us if you believe the services to be provided following the delivery of the product are inconsequential or perfunctory as set forth in SAB Topic 13.A.3(c) and explain your basis for that conclusion.  If not, explain how your recognition of revenue prior to the completion of all activities is appropriate under SAB Topic 13.

www.rell.com

Response:  In limited cases, we offer our customers the opportunity to purchase certain non-product related services.  These services primarily include testing, calibration, non-recurring engineering, tooling and installation services.  These services are typically purchased at the time the product is purchased causing a remaining obligation to exist after the delivery of the product.

Pursuant to the guidance set forth in the Staff Accounting Bulletin (SAB) Topic 13.A.3(c), we believe that, in the limited cases where remaining obligations exist, the obligation relative to the unit of accounting is inconsequential or perfunctory.  All of the additional services are not essential to the functionality of the product, they are all available from other sources, and they do not significantly change the features or capabilities of the product.  The timing of any remaining obligation is agreed upon with the customer, which in most cases, is performed immediately after the delivery of the product.  The cost and time involved to complete the remaining obligation is minimal, the costs and time do not vary significantly, and we have a demonstrated history of completing the remaining obligations timely.  Also, failure to complete the remaining obligation does not enable the customer to receive a full or partial refund of the product or the service.

We will revise our future filings, as described above, starting with our Form 10-Q for the quarter ended November 27, 2010, to describe the nature of our revenue recognition policies for non-product related revenue and describe, when applicable, how we believe our services to be provided following the delivery of the product meets the criteria of inconsequental or perfunctory as prescribed in SAB Topic 13.A.3(c.)

***

In connection with this submission, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of this disclosure in this filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the response above fully address the comments in the Letter.  Please call me at (630) 208-2208 if you have questions regarding the above response.  We thank you for your prompt attention to the Letter and look forward to hearing from you at your earliest convenience.

Sincerely,

/s/ Kathleen Dvorak
Kathleen Dvorak
Executive Vice President,
Chief Financial Officer and
Chief Strategy Officer

Date:      December 9, 2010

cc:                    Edward J. Richardson

Kyle Badger

John Peterson

James M. Dudek, Jr.